

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

September 5, 2008

Via U.S. Mail and Facsimile

Xianfu Han
Chairman, President and Chief Executive Officer
China Advanced Construction Materials Group, Inc.
Yingu Plaza, 9 Beisihuanxi Road, Suite 1709
Haidian District, Beijing 100080 PRC

> **Re: China Advanced Construction Materials Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed on August 8, 2008**
> **File No. 333-152918**

Dear Mr. Han:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please clarify whether your chief executive officer, Mr. Han, and your chief operating officer, Mr. He, are participating in this resale transaction, as your current disclosure concerning their participation is ambiguous. For example, on page 54 in both the "Executive Officers and Directors" section of the table and the "Over 5% Beneficial Owners" section of the table, it appears as if Mr. Han is offering 2,100,000 shares and Mr. He is offering 1,400,000 shares, however neither Mr. Han nor Mr. He are included in the "Selling Stockholders" section of the table. In contrast, for instance, both Professional Offshore Opportunity Fund LTD and Whitebox Intermarket Partners LP are included in the "Over 5% Beneficial Owners" section of the table and the "Selling Stockholders" section of the table.

In addition, we note that an aggregate of 3,500,000 shares owned by Mr. Han and Mr. He are subject to an escrow agreement with American Stock Transfer & Trust Company pursuant to which they could be required to forfeit those shares to other security holders. These shares are included in the "Selling Stockholders" section of the table, with American Stock Transfer & Trust Company listed as the beneficial owner. Please clarify why these shares have been included in the table. In doing so, please address whether this was done to permit other security holders to resell the shares in the event of a forfeiture event under the escrow agreement or to enable Mr. Han and Mr. He to sell these shares if the escrow restrictions are lifted.

2.   If Mr. Han and Mr. He are proposing to offer and sell shares pursuant to this registration statement, please provide us with your legal analysis as to why such an offering would not constitute a primary offering on your behalf and make you ineligible to conduct the offering on a delayed or continuous basis under Rule 415. In this regard, we note that Mr. Han and Mr. He are members of your board of directors and are both executive officers of your company and together own approximately 83% of your outstanding common stock and, if they are proposing to sell 3,500,000 shares, would be offering approximately 33% of your outstanding common stock and more than 100% of your outstanding public float.

3.   We note that you are registering the sale of 6,125,000 shares underlying convertible preferred stock and warrants, which represents more than 100% of your outstanding public float. Because of the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, it appears that the transaction may not be eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead appears to represent a primary offering which must be made at a fixed price. Please advise or (i) identify the selling security holders as underwriters and include a fixed price at which they will sell the securities or (ii) reduce the size of the offering.

4.   Please disclose the total dollar value of the securities underlying the convertible preferred stock and warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible securities).

5.   Please provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transactions that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

6.   Further, please disclose the net proceeds to the issuer from the sale of the convertible preferred stock and warrants and the total possible payments to the selling shareholders and any of their affiliates in the first year following the sale.

7.   Please provide tabular disclosure of:

- the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible preferred stock, presented in a table with the following information disclosed separately:

  - the market price per share of the securities underlying the convertible preferred stock on the date of the sale of the convertible preferred stock;
  - the conversion price per share of the underlying securities on the date of the sale of the convertible preferred stock, calculated as follows:
    - if the conversion price per share is set at a fixed price, use the price per share established in the convertible preferred stock; and
    - if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible preferred stock and determine the conversion price per share as of that date;
- the total possible shares underlying the convertible preferred stock;
- the combined market price of the total number of shares underlying the convertible preferred stock, calculated by using the market price per share on the date of the sale of the convertible securities and the total possible shares underlying the convertible preferred stock;
- the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible preferred stock calculated by using the conversion price on the date of the sale of the convertible preferred stock and the total possible number of shares the selling shareholder may receive; and
- the total possible discount to the market price as of the date of the sale of the convertible preferred stock, calculated by subtracting the total conversion price on the date of the sale of the convertible preferred stock from the combined market price of the total number of shares underlying the convertible preferred stock on that date.

If there are provisions in the convertible preferred stock that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

8.   Please provide tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders presented in a table with the following information disclosed separately:
- market price per share of the underlying securities on the date of the sale of that other security;

- the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:
  - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and
  - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;
- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);
- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;
- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and
- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

9. Please provide tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;
- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;
- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;
- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;
- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and
- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

10.   Please provide tabular disclosure comparing:

- the number of shares outstanding prior to the convertible securities transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;
- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;
- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;
- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and
- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

11.   Please provide:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible securities; and
- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible securities.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Prospectus Cover Page

12. We note your statements that your common stock is traded on the OTC Bulletin Board and "[t]he bid price for our common stock on August 5, 2008 was $2.30 per share." These statements appear to be inconsistent with your statements on page 20 that "[t]here is no established current public market for the shares of [y]our common stock" and that "[n]o trades have occurred through the date of this prospectus." Please reconcile these apparent inconsistencies.

13. If there is currently no public market for your common stock, your common stock can be offered for resale only either at a fixed price or within a bona fide price range until a public market emerges for your common stock. Accordingly, if there is currently no public market for your common stock, please revise your disclosure both on the prospectus cover page and in the plan of distribution to provide that your common stock will be offered and sold at a fixed price or within a bona fide price range until a public market emerges for your common stock and, thereafter, at prevailing market prices. Please see Item 16 of Schedule A to the Securities Act of 1933, as amended, and Item 503(b)(3) of Regulation S-K. In addition, if you add a fixed or bona fide price range disclosure to the prospectus, please disclose how the offering price was determined in accordance with Item 505 of Regulation S-K.

14. We note that there is currently no public market for your warrants. As a result, your warrants can be offered for resale only either at a fixed price or within a bona fide price range until a public market emerges for your warrants. Accordingly, please revise your disclosure both on the prospectus cover page and in the plan of distribution to provide that your warrants will be offered and sold at a fixed price or within a bona fide price range until a public market emerges for your warrants and, thereafter, at prevailing market prices. Please see Item 16 of Schedule A to the Securities Act of 1933, as amended, and Item 503(b)(3) of Regulation S-K. In addition, please disclose how the offering price was determined in accordance with Item 505 of Regulation S-K.

15. In this regard, it is not clear from footnote (2) to your registration fee table whether you have set a fixed price of $.50 for the shares underlying the convertible preferred stock and $2.40 for the other shares of common stock to be resold in this offering. If so, please provide disclosure here and elsewhere when you discuss the terms of the offering and revise the disclosure in the first paragraph under Plan of Distribution. If not, please clarify the information in footnote (2).

Summary, page 1
Our Industry, page1

16. Please provide us with a copy of the China Building Materials Industry Association and National Development and Reform Commission statistics to which you refer. Please tell us whether this information is publicly available or whether it was prepared for you for a fee.

Corporate Information, page 3

17.	Please add a summary of the April 2008 reverse acquisition transaction pursuant to which you changed your name, your business and your management. State the company's previous business.

Risk Factors, page 7
Our planned expansion and technical improvement projects could be delayed. . . , page 8

18.	Please expand this risk factor to address the risks relating to receiving regulatory approvals and obtaining sufficient financing, as noted in the subcaption.

Management's Discussion and Analysis of Financial Position and Results of Operations, page 20
Liquidity and Capital Resources, page 26
Comparison of Nine Months Ended March 31, 2008 and 2007

19.	You disclose that the increase in cash provided by operating activities was primarily due to the increase in net income and collection of receivables. While net income increased in the nine-month period ended March 31, 2008, we note that in the previous comparable period your collection of receivables was considerable more than the current period. Please revise your disclosure to provide more insight into the reasons for your significant increase in cash provided by operating activities for the periods presented. Similarly when you discuss cash flows from operations you list the reasons for the decrease, yet leave no underlying analysis as to whether this development is temporary, or expected to continue.

Our Business, page 36
Our Operations, page 39

20.	Please clarify what you mean when you state that you "own" one concrete plant in Beijing. In this regard, we note your statement on page 45 concerning your properties in which you indicate that you do not own any of your properties. If you are intending to draw a distinction between the ownership of structures and the ownership of the land on which those structures are located, please make this distinction clear in your property-related disclosures.

Our Customers, page 40

21.	Please identify those of your customers that account for 10 percent or more of your consolidated revenues. Please see Item 101(c)(1)(vii) of Regulation S-K.

22.	We note from your risk factor disclosure on page 10 that you have contracts with the Chinese government. Please describe any material portion of your business that may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of any government body. Please see Item 101(c)(1)(ix) of Regulation S-K.

Regulation, page 45

23.   Please disclose the regulatory process applicable to your planned construction of up to three new concrete plants, as discussed in your risk factor disclosure on page 8.

Management, page 46
Directors and Executive officers, page 46

24.   Please clarify that because they hold the titles "chairman" and "vice chairman," respectively, Messrs. Han and He are directors.

25.   Please provide the director independence disclosures required by Item 407(a) of Regulation S-K.

Executive Compensation, page 48

26.   Please tell us what consideration you gave to providing executive compensation disclosure for your president, Xiangsheng Xu, and your chief operating officer, Weili He. In this regard, we note that Messrs. Xu and He appear to be executive officers and that they both have employment agreements providing for annual compensation in excess of $100,000. Please see Item 402(m)(2) of Regulation S-K.

Employment Agreements, page 49

27.   Please disclose the termination benefits payable to Mr. Han under his employment agreement.

Transactions with Related Persons . . ., page 50

28.   Please tell us what consideration you have given to disclosing the security and escrow arrangement among Mr. Han, American Stock Transfer & Trust Company and certain holders of your securities since they appear to be material. **.**

Reverse Acquisition Transaction, page 50

29.   Please disclose the involvement of your chief operating officer, Weili He, in the reverse acquisition transaction. In this regard, we note that Mr. He was a party to the operative agreements.

Related Party Loans, page 51

30.   Please identify by name the employees who made the loans to you. In addition, please disclose the use of proceeds of the loans, the amount of principal outstanding as of the latest practicable date, the amount of principal paid during the periods for which disclosure is provided and the amount of interest paid during the period for which disclosure is provided. Please see Item 404(a)(1) and (5) of Regulation S-K.

Reorganization Related Transactions, page 51

31.   Please identify and briefly summarize the purpose of each of the agreements that effectuate or further your control of Xin Ao. Please see Item 404(a)(6) of Regulation S-K.

Principal and Selling Stockholders, page 54

32.   Please include Mr. Xu in your stock ownership disclosure for all your directors and executive officers as a group. Currently, you indicate that this group has only two members.

33.   Please identify by name the natural persons who exercise voting or investment control or both with respect to the shares held by the following selling stockholders:

- Chestnut Ridge Partners;
- MidSouth Investor Fund LP;
- Triage Capital Management; and
- Maxim Group LLC.

        Please see Question 140.02 of the Division's Compliance & Disclosure Interpretations for Regulation S-K, which can be found on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

34.   Please disclose the names of all of the selling stockholders who are broker-dealers or affiliates of a broker dealer.

35.   Please disclose any position, office or other material relationship that any selling security holder has had within the past three years with you or any of your predecessors or affiliates. Please see Item 507 of Regulation S-K.

Description of Capital Stock, page 58
Warrants, page 59

36.   Please disclose the information about the warrants required by Item 202(c) of Regulation S-K.

Financial Statements

General

37.   Please ensure that the financial statements and corresponding financial information included comply with Rule 8-08 of Regulation S-X.

38.   Please revise your Form S-1 to include pro forma financial statements for the most recent fiscal year and most recent interim period as required by Article 11 of Regulation S-X.

39.   Please revise your Form S-1 to include financial statements for TJS Wood Flooring (China Advanced Construction Materials Group, Inc) for all periods required by Regulation S-X.

Consolidated Financial For the Nine Months Ended March 31, 2008 and March 31, 2007

Statement of Income and Other Comprehensive Income, page F-2

40.   Please revise your Statements of Income and Other Comprehensive Income to include basic and diluted loss per share for all periods presented. Please also disclose the basic and diluted weighted average ordinary shares outstanding for the same periods. Please revise your significant accounting policies to include a policy for earnings per share. Please also provide the disclosures required by paragraphs 40 and 41 of SFAS 128. Please also present this information in your summary consolidated financial information.

Note 2. Summary of Significant Accounting Practices, page F-6

41.   Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

- in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
- in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling, general and administrative expenses.

42.   Please disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have been anti-dilutive for the periods presented. See paragraphs 13 and 40(c) of SFAS 128.

Income Taxes, page F-11

43.   Please provide the disclosures required by paragraphs 20 and 21 of FIN 48.

Note 3 – Supplemental Disclosure of Cash Flow Information, page F-15

44.   You indicate that you had assigned accounts receivable in the amount of $8,112,183 to the suppliers as an offset of the liabilities owed recorded under accounts payable. Please tell us and disclose how you have presented the accounts receivable and liability amounts on your balance sheets. If you have offset these amounts on your balance sheets, please tell us how you

determined this was appropriate based on the guidance of FIN 39. Please also tell us where collections of assigned receivable are recorded in the statement of cash flows.

Note 5 - Accounts receivable, trade and allowance for doubtful accounts, page F-16

45.   Given that accounts receivable represents approximately 56% of your total assets as of March 31, 2008, please discuss the nature of these receivables, the specific methods you use to evaluate whether amounts are collectible, when amounts are due, and how you determined it was appropriate to classify these amounts as current assets based on the payment terms.

Note 10 – Other Payable – Related Parties, page F-18

46.   You indicate that other payable – related party represents loans from your major shareholders. Please tell us where you have recorded the changes in your other payable-related parties in your statement of cash flows and how you determined this was appropriate based on the guidance of SFAS 95.

Note 15 – Contribution Receivable, page F-21

47.   Given that Xin Ao did not have sufficient undistributed profits from June 30, 2005, please tell us how you determined that it was appropriate to record a contribution receivable within equity. Please cite the accounting literature used to support your conclusion.

Note 16 – Contribution Payable, page F 22

48.   On page F-6, you indicate that the accompanying consolidated financial statements include the financial statements of BVI-ACM and its wholly owned subsidiary, China-ACMH and its variable interest entity Xin Ao. Since BVI-ACM needs to make payments of $5 million to China-ACMH as capital contribution, please tell us why your contribution payable does not eliminate during consolidation. Please cite the accounting literature used to support your conclusions.

Note 17 – Subsequent Events, page F-23

49.   You indicate that on June 11, 2008, you completed an offering of the sale of 875,000 investment units consisting of Series A convertible preferred stock, $0.001 par value per share convertible in four shares of common stock and one five year warrant to purchase two shares of common stock at an exercise price of $2.40 per share. You also disclose on page 58 that the value of the Series A Preferred Stock is $8.00 per share. Please tell us how you accounted for this preferred stock, including your accounting for the warrants and what consideration you gave as to whether a beneficial conversion feature existed in accordance with EITF 98-5 and EITF 00-27.

Consolidated Financial Statement for the Years Ended June 30, 2007 and June 30, 2006
General

50.   Please address the comments on your interim financials in your year end financials as well.

Report of Independent Registered Public Accounting Firm, page F-2

51.   We note that your auditors are located in Walnut, California. It appears that a significant
        portion of your assets, liabilities, revenues and expenses relate to operations located in the
        People's Republic of China (PRC). Please request your auditors to briefly tell us how the audit
        of the operations in the PRC, including the associated assets and liabilities, was conducted.
        Please request your auditors to include a statement as to whether another auditor was involved
        in the audit of these operations and, if so, the name of the firm. Also, tell us the percentage of
        your total assets, liabilities, revenues and expenses that relate to the operations located in the
        PRC for each period presented.

Balance Sheet, page F-26

52.   Please revise your consolidated balance sheet to include the balance sheets for the two most
        recent fiscal years in accordance with Rule 8.02 of Regulation S-X.

Note 1 – Organization and Description of Business, page F-30

53.   Please clearly disclose why the financial statements included are those of Xin Ao Construction
        Materials, Inc. instead of your financial statements. In this regard, we note that you define
        yourself on page 4 as China Advanced Construction Materials, Group, Inc. and its wholly-
        owned subsidiaries as well as Xin Ao.

54.   You entered into a series of contractual agreements with Beijing Xin Ao Concrete Co., Ltd. and
        its shareholders in which China-ACMH effectively took over the management of the business
        activities of Beijing Xin Ao Concrete Co., Ltd. China-ACMH is a subsidiary of Xin Ao
        Construction Materials, Inc., which is the entity for which financial statements have been
        included. Please expand your disclosures to further address how you determined it was
        appropriate to consolidate Beijing Xin Ao Concrete Co., Ltd. Your explanation should include
        the accounting literature you relied upon to determine your accounting was appropriate,
        including SFAS 94 and EITF 96-16. Please also address the following in your explanation:

* Please disclose the time period for which these contractual agreements are in effect;
* Please clarify whether the contractual agreements are terminable by either party and in what
  specific circumstances;
* Please clarify if China-ACMH has exclusive authority of all decision-making of ongoing major, or
  central operations, including establishing compensation levels and hiring and firing of key
  personnel;
* Please clarify if China-ACMH has a significant financial interest in the Beijing Xin Ao Concrete
  Co., Ltd. that it may transfer without limitation; and

- Please clarify if China-ACMH has the right to receive income, both ongoing and as proceeds from the sale of its interest, in an amount that fluctuates based on the performance of Beijing Xin Ao Concrete Co., Ltd. and change in its fair value.

Note 2 – Summary of Signfiicant Accounting Policies
Principles of Consolidation, page F-31

55.   Your disclosures in Note 1 indicate that the majority shareholders of BVI-ACM own 100% of Beijing Xin Ao Co., Ltd. Please help us understand how you determined Beijing Xin Ao Co., Ltd. was a variable interest entity based on paragraph 5 of FIN 46(R). Please disclose the specific facts and circumstances that led to this determination.

Note 12 – Capital Leases, page F-44

56.   You indicate that leases that transfer substantially all the rewards and risks of ownership to the lessee, other than legal title, are accounted for as capital leases. Please tell us how you determined that your leases met the requirements for capital lease treatment in accordance with paragraph 7 of SFAS 13.

Part II
Item 15. Recent Sales of Unregistered Securities

57.   Please disclose the exemption from registration claimed for the issuances of shares to Allstar on June 4, 2008 and Mr. Yao on June 20, 2008. Please see Item 701(d) of Regulation S-K.

Item 16. Exhibits

58.   Please tell us what consideration you have given to filing the following documents as exhibits to your registration statement, as they appear to be material contracts:

- The Exclusive Technical Consulting Services Agreement, operating agreement and other related agreements by which you control your subsidiaries and conduct business in China, as described on page 20 of the prospectus;
- Your contracts with "major construction contractors," as referenced, for example, on page 38 of the prospectus, particularly those contracts that accounted for significant percentages of your sales;
- Your technical services and preferred procurement agreements with four independently operated ready-mixed concrete plants in Beijing, as described on page 39 of the prospectus;
- Your ten-year cooperation agreement with Xi'an University dated June 10, 2007, as described on page 42 of the prospectus;
- Your five-year exclusive contract with the Beijing Concrete Institute, as described on page 43 of the prospectus.

    Please see Item 601(b)(10) of Regulation S-K.

Signatures, page II-7

59.   Please print the registrant's full legal name above Mr. Han's signature in the signature block pursuant to which the registrant is executing the registration statement. In addition, please have the registration statement signed by the person serving as your principal accounting officer. Please see the signature page instructions to Form S-1.

Exhibit 5.1

60.   Please confirm to us that when your counsel refers to the Delaware General Corporation Law in the opinion your counsel also means any other Delaware statutes, Delaware court decisions and provisions of the Delaware Constitution that affect the interpretation of the Delaware General Corporation Law.

FORM 10-QSB FOR THE QUARTER ENDED MARCH 31, 2008

General

61.   Beginning February 4, 2008, companies formerly classified as "small business issuers" under Regulation S-B must file their quarterly reports on Form 10-Q after they have filed an annual report for a fiscal year ending after December 15, 2007. Although small business issuers are now required to file on Form 10-Q, the disclosure requirements of that form are now tailored for smaller companies.

We note that your quarterly report for the first quarter of fiscal year 2008 was on Form 10-QSB and not Form 10-Q. Although we are not asking you to correct that filing just to reflect the proper form type, we ask that you review your filing requirements and consider whether any action is necessary if your recently filed quarterly reports do not contain all required material information. In any event, you should file your next quarterly report on Form 10-Q. If at any point you determine that the Form 10-QSB filed for the quarter ended March 31, 2008 needs to be amended for another reason, you should file the amendment on a Form 10-Q.

Information about recent changes to rules affecting smaller company disclosure and filing requirements is available on the SEC website at:
http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf.

******

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your registration statement to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of its pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

As appropriate, please amend your registration statement in response to these comments. You may contact Erneste Greene, Staff Accountant at (202) 551-3733 or Nudrat Salik, Senior Staff Accountant at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters. Please contact Dietrick King, Staff Attorney at (202) 551-3338 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Louis A. Bevilacqua, Esq.
        Thelen Reid Brown Raysman & Steiner